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SEC
Mail Processing
Section
FEB 25 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Simmons First Investment Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8315 Cantrell Road, Suite 200
(No. and Street)

Little Rock (City) Arkansas (State) 72227 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grace H. Hobbs (501) 223-4350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

400 West Capitol, Suite 2500 (Address) Little Rock (City) Arkansas (State) 72201 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 3/2/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard W. Johnson, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simmons First Investment Group, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Karen Lockard

Notary Public

KAREN LOCKARD NOTARY My Comm. Expires 03-10-2013 PUBLIC PULASKI COUNTY, ARK.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Simmons First Investment Group, Inc.

Accountants' Report and Financial Statement

December 31, 2012 and 2011

BKD LLP
CPAs & Advisors

Simmons First Investment Group, Inc.

Accountants' Report and Financial Statement

December 31, 2012 and 2011

BKD LLP
CPAs & Advisors

Simmons First Investment Group, Inc.

December 31, 2012 and 2011

Contents

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons First National Bank) as of December 31, 2012 and 2011, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Little Rock, Arkansas
February 11, 2013

Simmons First Investment Group, Inc.

Statements of Financial Condition

December 31, 2012 and 2011

Assets

	2012	2011
Cash	$ 73,926	$ 18,014
Deposits with clearing organization	2,080,336	80,000
Securities owned at market value	3,800,168	5,793,636
Premises and equipment, net	13,279	18,705
Deferred income taxes	29,866	25,242
Receivable from clearing organization	78,296	34,428
Other assets	48,756	23,036
Total assets	$ 6,124,627	$ 5,993,061

Liabilities and Stockholder's Equity

	2012	2011
Liabilities		
Payable to clearing organization	$ 8,579	$ 4,874
Accounts payable and accrued expenses	124,336	136,774
Total liabilities	132,915	141,648
Stockholder's equity		
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding: 1,000 shares	10	10
Additional paid-in capital	4,999,990	4,999,990
Retained earnings	991,712	851,413
Total stockholder's equity	5,991,712	5,851,413
Total liabilities and stockholder's equity	$ 6,124,627	$ 5,993,061

See Notes to Financial Statement

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons First National Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of services including principal transactions, agency transactions and participation in syndicate and selling groups of various underwriting activities. The Company earns its revenue primarily from the sale of fixed-income securities, *i.e.*, U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments to both institutional and individual customers.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent because such assets would be segregated for the benefit of customers only. At December 31, 2012 and 2011, no amounts were required to be segregated pursuant to federal and other regulations.

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on the trade date as they are settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Commissions

Customers' securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons First National Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

As of December 31, 2012 and 2011, the Company has a receivable from an affiliate for income taxes of $11,717 and $452, respectively.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statements and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company files income tax returns in the U.S. federal jurisdiction, and Arkansas state jurisdiction. The Company's U.S. federal income tax returns are open and subject to examinations from the 2009 tax year and forward. The Company's state income tax returns are open from the 2006 tax year and forward.

Employee Benefit Plans

At December 31, 2012 and 2011, the Company participates in both a 401(k) retirement plan and a profit sharing plan of the Corporation.

Note 2: Securities Owned

The fair values of securities owned are as follows:

	2012	2011
U.S. government-sponsored enterprises (GSEs)	$ 2,000,168	$ 3,993,636
Money market funds	1,800,000	1,800,000
Total	$ 3,800,168	$ 5,793,636

Note 3: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2012	2011
Leasehold improvements	$ 87,335	$ 87,335
Equipment	165,354	159,123
	252,689	246,458
Less accumulated depreciation	239,410	227,753
Net premises and equipment	$ 13,279	$ 18,705

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had:

	2012	2011
Net capital, as defined	$ 5,737,400	$ 5,430,371
Required net capital	(250,000)	(250,000)
Excess net capital	$ 5,487,400	$ 5,180,371
Ratio of aggregate indebtedness to net capital	0.0232 to 1	0.0261 to 1

Note 5: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also records its share of expense for these services as part of an expense-sharing agreement entered into during the period ending December 31, 2012. At December 31, 2012 and 2011, the Company did not have any amount payable to the Bank. Additionally, as of December 31, 2012 and 2011, the Company has a receivable from the affiliate for prepaid expenses of $34,048 and $286, respectively.

The Company's cash held by the Bank was $73,926 and $18,014 at December 31, 2012 and 2011, respectively.

Note 6: Disclosures About Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, which was subsequently incorporated into the FASB Accounting Standards Codification (ASC) as Topic 820. Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Topic 820 has been applied prospectively as of the beginning of the year.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents estimated fair values of the Company's financial instruments.

	Fair Value	Fair Value Measurements Using: Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Securities owned	$ 3,800,168	$ 1,800,000	$ 2,000,168	$ -
December 31, 2011				
Securities owned	$ 5,793,636	$ 1,800,000	$ 3,993,636	$ -

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value.

Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Note 7: Leases

The Company has one non-cancelable operating lease, primarily for office space, that expires in 2014. This lease contains a renewal option for two two-year periods.

Future minimum lease payments under operating leases are:

	Operating Leases
2013	$ 88,218
2014	89,982
Total minimum lease payments	$ 178,200

Note 8: Subsequent Events

Subsequent events have been evaluated through February 11, 2013, which is the date the financial statements were available to be issued.

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250 www.bkd.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Simmons First Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Simmons First Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Simmons First Investment Group, Inc.'s management is responsible for Simmons First Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences

3. Noted no adjustments to be reported in Form SIPC-7

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments, noting no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Little Rock, Arkansas
February 11, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066376 FINRA DEC
SIMMONS FIRST INVESTMENT GROUP INC 17*17
8315 CANTRELL RD STE 200
LITTLE ROCK AR 72227-2355

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5,202

B. Less payment made with SIPC-6 filed (exclude interest) (2,517)

zjuly 16, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,685

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,685

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,685

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Simmons First Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10th day of January , 20 13 .

Vice President & Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,626,627
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	10,848
Total additions	10,848
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	129,380
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	227,771
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	199,524
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	556,676
2d. SIPC Net Operating Revenues	$ 2,080,799
2e. General Assessment @ .0025	$ 5,202 (to page 1, line 2.A.)

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500
P.O. Box 3667
Little Rock, AR 72203-3667
501.372.1040 Fax 501.372.1250 www.bkd.com

Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from December 1, 2012 to December 31, 2012, which were agreed to by Simmons First Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Simmons First Investment Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Simmons First Investment Group, Inc.'s management is responsible for Simmons First Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Noted no adjustments to be reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

Little Rock, Arkansas
February 11, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066376 FINRA DEC
SIMMONS FIRST INVESTMENT GROUP INC 17*17
8315 CANTRELL RD STE 200
LITTLE ROCK AR 72227-2355

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,202
   B. Less payment made with SIPC-6 filed (exclude interest) (2,517)
      zjuly 16, 2012
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 2,685
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,685
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,685
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Simmons First Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10th day of January, 20 13.

Vice President & Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,626,627
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	10,848
Total additions	10,848
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	129,380
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	227,771
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	199,524
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	556,676
2d. SIPC Net Operating Revenues	$ 2,080,799
2e. General Assessment @ .0025	$ 5,202
	(to page 1, line 2.A.)